FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated August 19, 2015
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)
1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)
Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: August 19, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer



Earnings Release

4Q16

www.brasil-agro.com

brasilagro

Price (08.18.16)
AGRO3: R$11.99
LND: US$3.92

Investor Relations

Julio Toledo Piza
CEO & DRI

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call

Portuguese
August 19, 2016
02:30 p.m. (Brasília) | 01:30 p.m. (NY)
Phone: +55 (11) 3127 4971
Password: BrasilAgro

English
August 19, 2016
02:30 p.m. (Brasília) | 12:30 p.m. (NY)
Phone: +1 516 300 1066
Password: BrasilAgro

Earnings Release

For the year and quarter ended June 30, 2016

São Paulo, August 18, 2016 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the year and quarter ended June 30, 2016. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

- Net Revenue of R$147.1 million in FY16.
- Net Income of R$10.6 million in FY16.
- Transformation of 6,600 hectares in the Brazilian and Paraguayan farms in FY16.
- Acquisition of 4,476 head of cattle, marking the beginning of cattle-raising activities in Bahia.



AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

Message from Management

Throughout the 2015/16 harvest year, the Brazilian economy was undergoing difficulties, leading us to take all possible precautions regarding the management of our business.

We also faced a prolonged drought in the Bahia and Piauí farms, reducing soybean and corn yields by 49% and 50%, respectively. On the other hand, the farms in Mato Grosso and Goiás delivered more than 1.0 million tons of sugarcane with yields above the average for Brazil's main producing regions.

The result of the Paraguayan operations was exceptionally positive, closing the harvest with higher-than-budgeted margins and yields 33% above, showing that the region has been consolidated as a producer, with higher gross margins than in the traditional Brazilian regions.

Also on the operating front, in order to mitigate weather risks and diversify the Company's products, we will begin a cattle-raising project in Brazil, in Bahia state.

In regard to developing the properties, given the delicate macroeconomic scenario and the weather variations in the last two harvest years, we reduced the pace of new area clearance, since such areas are highly volatile and less productive. During the 2015/16 harvest year, we concluded clearing 6,600 hectares in Brazil and Paraguay.

The year's highlights included the granting of an environmental license from the Paraguay Department of the Environment to operate the total area of the farm. In addition to representing a major achievement, this is the largest license ever obtained by the Company.

Despite the decline in grain productivity, which affected the Company's result, we closed the year with a positive result, thanks to the excellent performance of the sugarcane operations and the Company's financial management. In FY16, Net Income totaled R$10.6 million and Net Revenue came to R$147.1 million, reflecting the period sale of 81,400 tons of grain (soybean and corn) and 1.0 million tons of sugarcane, and the financial result, which came to R$38.4 million.

BrasilAgro completed 10 years of operations in May 2016, marked by challenges, major achievements and a great deal of hard work. Today, we take pride in the fact that we are one of the country's biggest agricultural companies in terms of arable land, adding value in a sustainable, innovative and differentiated manner. Congratulations to BrasilAgro and all those who were and are part of its history!

Operating Performance

Development of Areas

Since we began operations in 2006, we have invested more than R$597.7 million in the acquisition and development of properties and undertaken sales totaling R$516.9 million, with unleveraged internal rates of return of between 19% and 27%. We remain extremely optimistic regarding the future of the rural property market and our balance sheet live us perfectly positioned to take advantage of any sector opportunities that may arise.

We have to bear in mind, however, that the sale of properties, at the same time as it generates exceptional results, also leads to fluctuations in operations, exemplified by a temporary reduction in planted area and yields. We have to face this situation calmly in the understanding that it is an integral part of our business model.

Currently, 18% of our area has been developed, comprising mature and consolidated areas with strong cash flow generation, 33% is under development, consisting of new areas with high volatility and lower yields and low cash flow generation, and 49% has not yet been developed, consisting of native vegetation and unproductive areas.

Land transformation is the main means of increasing the value of the properties, because it creates value in itself, independently of any appreciation in the base value of the land. The graph and tables below show the level of development of the Company's portfolio, an important indicator of our capacity to create and capture value from the development and sale of the properties.

Area	06/07	07/08	08/09	09/10	10/11	11/12	12/13	13/14	14/15	15/16
Total Area (ha)	78,459	145,247	161,024	175,382	175,382	172,935	153,226	269,365	241,624	241,624
Arable Area (ha)	55,988	105,156	117,829	126,396	126,396	124,672	112,550	170,291	151,713	151,713


06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
developed
under development
undeveloped

Acquisitions	06/07	07/08	08/09	09/10	10/11	11/12	12/13	13/14	14/15	15/16	Total
(ha)	78,459	66,788	17,799	14,358	-	-	-	141,931	-	-	**319,335**
(R$ mm)	155.4	102.0	10.0	38.0	-	-	-	82.0	-	-	**387.4**
Sales	**06/07**	**07/08**	**08/09**	**09/10**	**10/11**	**11/12**	**12/13**	**13/14**	**14/15**	**15/16**	**Total**
(ha)	-	-	2,022	-	-	2,447	19,709	25,788	27,745	-	**77,711**
(R$ mm)	-	-	22.0	-	-	26.0	123.3	75.6	270.0	-	**516.9**

* Not included the leasing farms areas, Partnership I and II.

In the 2015/16 harvest year:

• We transformed 2,777 hectares in the Chaparral Farm in Bahia;

• We obtained a license and transformed 1,068 hectares in the Araucária Farm in Goiás;

• We obtained a license to operate all the arable area in Paraguay, allowing us to maintain the property's development plan for the next ten years;

• We transformed 2,727 hectares in Paraguay;

• Given the difficulties in obtaining licenses to operate the Nova Buriti Farm, we are analyzing other alternatives for the property.


Developed Area
(thousand ha)
7.8
23.1
41.1
61.8
75.5
87.3
100.3
109.7
116.3
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16


Properties Development Level
Paraguay
Preferência
Nova Buriti
Chaparral
Araucária
Alto Taquari
Jatobá
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
under development
developed

Property Portfolio

On the date of this release, the Company's property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

	Farms		Location	Aquisition Date	Project	Total Area ha	Arable Area ha
1	Fazenda Jatobá	100% Owned	Barreiras/BA	Mar / 07	Grains and Cotton	31,606	23,680
2	Fazenda Alto Taquari	100% Owned	Alto Taquari/MT	Aug / 07	Sugarcane	5,395	3,666
3	Fazenda Araucária	100% Owned	Mineiros/GO	Apr / 07	Sugarcane	8,124	5,982
4	Fazenda Chaparral	100% Owned	Correntina/BA	Nov / 07	Grains and Cotton	37,182	26,498
5	Fazenda Nova Buriti	100% Owned	Januária/MG	Dec/ 07	Florest	24,211	19,004
6	Fazenda Preferência	100% Owned	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,229
7	Fazenda Parceria II	Leasing	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7,455	7,455
8	Fazenda Parceria III	Leasing	Alto Taquari/MT	May / 15[2]	Sugarcane	4,263	4,263
9	Cresca	50% Owned	Boquerón/Paraguai	Dec / 13[3]	Grains and Pasture	117,307	58,654
	Total					253,342	163,431

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.

Market Value of the Portfolio

We appraise the market value of our farms every year. On June 30, 2016, the market value of our portfolio, was R$1.1 billion.

This appraisal takes place internally. However, whenever we deem necessary, we undertake independent appraisals, the last of which took place in June 2014.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Farms (R$ thousand)	Period Sales	BrasilAgro 6/30/2014	Period Sales	BrasilAgro 06/30/2015	Period Sales	BrasilAgro 06/30/2016	Change %
Cremaq	-	239,342	270,000	-	-	-	n.a.
Jatobá	-	247,127	-	298,815	-	303,455	1.6%
Chaparral	-	221,751	-	256,919	-	262,747	2.3%
Preferência	-	47,044	-	52,255	-	56,564	8.2%
Alto Taquari	-	109,827	-	117,245	-	120,607	2.9%
Araucária	41,300	138,500	-	144,019	-	150,881	4.8%
Nova Buriti	-	29,101	-	29,654	-	31,967	7.8%
Cresca (50%)[1]	16,442	78,856	-	111,108	-	154,849	39.4%
Market Value	**57,742**	**1,111,548**	**270,000**	**1,010,015**	**-**	**1,081,070**	**7.0%**

From the accounting standpoint, the property portfolio is recognized under "Non-current assets" as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2016, this amount was R$390.8 million.

Agricultural Operations - Brazil

The table below gives a breakdown of planted area by farm and crop in the 2015/16 harvest:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Jatobá Farm		8,762	1,925		1,823	12,510
Alto Taquari Farm	3,190					3,190
Araucária Farm	4,020					4,020
Chaparral Farm		10,225			4,173	14,398
Preferência Farm				6,566		6,566
Partnership II Farm		4,967	2,472			7,439
Partnership III Farm	3,093					3,093
Cresca		7,200	3,298	2,253	1,242	13,993
Total 15/16	**10,303**	**31,154**	**7,695**	**8,819**	**7,238**	**65,209**

- **Grains**

In 4Q16, we concluded the 2015/16 grain harvest in the in the Brazilian properties, covering an area of 44,006 hectares, comprising 23,954 hectares of soybean and 4,397 hectares of corn (harvest) at the Jatobá, Chaparral and Parceria II Farms.

We recorded a below-average result from the Piaui and Bahia farms, impacted by the low rainfall levels in November, December and February. Average corn and soybean yields fell by 49% and 50%, respectively.


Bahia
400
350
300
250
200
150
100
50
0
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
15/16
Historical Average


Piaui
400
350
300
250
200
150
100
50
0
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
15/16
Historical Average

Soybean

The table below shows soybean yields in the 2015/16 harvest:

Productivity - harvest year 15/16	Estimate	Realized	Change
Soybean	**Kg/ha**	**Kg/ha**	**%**
Crop	2,300	1,174	-49%

New areas and those under development represent 12% of total planted area and are most affected by climatic variations, since they have a less mature soil structure and are consequently more susceptible to adverse weather conditions.

Corn

The table below shows corn yields in the 2015/16 harvest:

Productivity - harvest year 15/16	Estimate	Realized	Change
Corn	**Kg/ha**	**Kg/ha**	**%**
Crop	6,000	3,021	-50%

- **Sugarcane**

Between January 1 and June 30, 2016, we harvested 330,000 tons of sugarcane from 3,677 hectares in the Alto Taquari, Araucária and Parceria III farms.

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and in the Company's fiscal year (July 1 to June 30):

Sugarcane harvest year results	Calendar Year	
	2015	2016
Tons harvested	1,032,956	330,280
Hectares harvested	10,759	3,677
TCH - Harvested Tons per Hectares	96.01	89.82

Sugarcane fiscal year results	July 01 to June 30	
	2014/2015	2015/2016
Tons harvested	830,204	1,075,183
Hectares harvested	8,196	12,117
TCH - Harvested Tons per Hectares	101.30	88.73

- **Cattle Raising**

In June, we began cattle-raising operations at the Preferência Farm, in Bahia, initially comprising breeding and fattening activities.

We acquired 4,476 head of cattle, which are distributed over 5,052 hectares of already active pasture.

Agricultural Operations - Paraguay

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca's capital and is responsible for all the operational management of the property through a Management Fee contract.

In April 2016, we obtained an environmental license from the Paraguay Department of the Environment (SEAM) for an area of approximately 36,000 hectares (total area of 71,000 hectares). This license allows us to maintain the property's development plan for the next ten years, clearing all the arable area.

- **Grains**

Productivity - harvest year 14/15	Area (ha)	Estimate Kg/ha	Realized Kg/ha	Change %
Soybean	7,200	1,800	2,600	44.4%
Paraguay	3,298	3,850	4,900	27.3%

- **Cattle**

We closed the year with 1,712 head of cattle, distributed through 2,253 hectares of active pasture.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q16	4Q15	Change	2016	2015	Change
Gross Profit	(5,165)	181,508	n.a.	4,355	204,076	-97.9%
Selling expenses	(1,552)	(8,324)	-81.4%	(2,732)	(9,006)	-69.7%
General and administrative expenses	(8,812)	(10,307)	-14.5%	(28,944)	(29,360)	-1.4%
Other operating income/expenses, net	2,040	310	558.1%	2,812	(3,422)	n.a.
Depreciation and amortization	9,763	10,216	-4.4%	21,957	22,222	-1.2%
EBITDA	(3,726)	173,403	n.a.	(2,552)	184,510	n.a.

Adjusted EBITDA (R$ thousand)	4Q16	4Q15	Change	2016	2015	Change
Gross Profit	(5,165)	181,508	n.a.	4,355	204,076	-97.9%
Elimination of gains on biological assets (grains and sugarcane planted)	(24,621)	9,216	n.a.	(3,657)	3,336	n.a.
Selling expenses	(1,552)	(8,324)	-81.36%	(2,732)	(9,006)	-69.7%
General and administrative expenses	(8,812)	(10,307)	-14.50%	(28,944)	(29,360)	-1.4%
Other operating income/expenses, net	2,040	310	558.06%	2,812	(3,422)	n.a.
Derivatives Results	1,053	3,505	-69.94%	(574)	6,080	n.a.
Adjusted Depreciations [1]	10,828	12,282	-11.84%	22,333	22,909	-2.5%
EBITDA Cresca[2]	5,172	1,804	186.63%	2,539	3,783	-32.9%
Adjusted EBITDA	(21,056)	189,994	n.a.	(3,868)	198,396	n.a.

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- Considers 50% of Cresca's EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Income Statement

Net Revenue from the Sale of Agricultural Products

Net Revenue (R$ thousand)	4Q16	4Q15	Change	2016	20115	Change
Total	**52,161**	**81,101**	**-35.7%**	**147,128**	**174,351**	**-15.6%**
Soybean	23,007	62,984	-63.5%	41,772	101,660	-58.9%
Corn	6,243	2,382	162.1%	17,388	14,628	18.9%
Sugarcane	21,891	14,049	55.8%	83,628	52,925	58.0%
Leasing	(204)	1,068	n.a.	846	1,872	-54.8%
Services	593	521	13.7%	1,064	1,147	-7.2%
Others	631	96	n.a.	2,430	2,118	14.7%

Tons	4Q16	4Q15	Change	2016	20115	Change
Total	**360,333**	**318,275**	**13.2%**	**1,157,838**	**990,827**	**16.9%**
Soybean	19,518	69,375	-71.9%	38,132	113,172	-66.3%
Corn	10,079	7,024	43.5%	43,278	47,214	-8.3%
Sugarcane	330,280	241,771	36.6%	1,075,183	830,204	29.5%
Others	455	105	n.a.	1,245	237	n.a.

In 4Q16, net revenue from sales totaled R$52.2 million, a reduction of 35.7% over the same period in the previous year, due to the decline in harvested grain volume as a result of the reduction in grain yields and decrease in planted area.

Net revenue from grains (soybean and corn) fell by 55.3%, from R$65.4 million in 4Q15, from the sale of 76,400 tons, to R$29.3 million in 4Q16, from the sale of 29,600 tons.

Soybean revenue decreased 58.9% in FY16 compared to the previous year, from R$101.7 million, from the sale of 113,200 tons at R$898.28 per ton, to R$41.7 million, from the sale of 38,100 tons at R$1,095.47 per ton.

Corn revenue increased by 18.8% in FY16 over the year before, from R$14.6 million, from the sale of 47,200 tons at R$309.83 per ton, to R$17.4 million from the sale of 43,300 tons at R$401.77 per ton.

Sugarcane revenue increased by 58.0% in 2016 compared to the previous year, from R$52.9 million, from the sale of 830,000 tons at R$63.75 per ton, to R$83.6 million from the sale of 1.0 million tons at R$77.78 per ton. The increase in the per-ton sugarcane price was due to the 3% upturn in the amount of TRS (total recoverable sugar) per ton harvested, from 134.14 kg/ton in FY15 to 137.56 kg/ton in FY16. The upturn in sales volume was chiefly due to the period increase in harvested area, which climbed from 8,196 hectares to 12,117 hectares.

Leasing revenue reflects the Company's tax structure, excluding intercompany leasing. This structure resulted in negative leasing revenue of R$204,000 in 4Q16. Leasing revenue in FY16 totaling R$846,000 came from the leasing of areas in the Preferência and Jatobá farms to third parties (terminated in July 2015), net of taxes.

Revenue from services totaling R$1.1 million in FY16 came from an advisory services provision agreement related to the development of land owned by Cresca.

Other sales revenue totaling R$2.4 million in FY16 came from the sale of inputs (seeds, fertilizers and others) from areas that were not planted in the 2015/16 harvest year, and machinery.

Gains or Losses of Agricultural Products and Biological Assets

Biological Assets (R$ thousand)	Soybean 15/16	Corn(1) 15/16	Sorghum 15/16	Corn(2) 14/15	Sugarcane	Gain/Loss in 06/30/16
Gain and loss on agricultural products	(28,734)	(3,633)	212	245	19,534	(12,375)
Gain and loss on biological assets	-	-	-	(255)	3,913	3,657
Change on biological assets fair value	(28,734)	(3,633)	212	(10)	23,447	(8,718)

Agrocultural Products (R$ thousand)	Soybean 15/16	Corn (1) 15/16	Sorgum 15/16	Corn (2) 14/15	Sugarcane	Gain / Loss in 06/30/16
Area (hectares)	22,357	4,255	688	1,787	12,117	41,204
Prodution (Tons)	26,252	12,856	559	7,127	1,075,183	n.a.
Productivity (Ton./ha)	1.17	3.02	0.81	3.99	89	n.a.
Fair value (R$)	26,667	7,953	1,143	1,947	78,657	116,367
Cost of Production (R$)	(55,400)	(11,586)	(932)	(1,702)	(59,122)	(128,742)
Gain and loss on agricultural products (R$)	**(28,734)**	**(3,633)**	**212**	**245**	**19,534**	**(12,375)**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological Assets (R$ thousand)	Soybean 15/16	Corn (1) 15/16	Sorghum 15/16	Corn (2) 14/15	Sugarcane	Gain / Loss in 03/31/16
Area (hectares) - estimate	-	-	-	-	28,018	28,018
Prodution (Tons) - estimate	-	-	-	-	2,411,383	2,411,383
Productivity (Ton./ha) - estimate	-	-	-	-	86	86
Fair Value (R$)	-	-	-	-	191,740	191,740
Cost Incurred (R$)	-	-	-	-	(32,348)	(32,348)
Cost of production (R$)	-	-	-	-	(152,451)	(152,451)
Reversal of previous adjustments (R$)	-	-	-	-	(3,029)	(3,284)
Gain and loss on biological assets (R$)	**-**	**-**	**-**	**(255)**	**3,913**	**3,657**

Biological assets correspond to agricultural products in formation (not yet harvested), measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41). The impacts of this change will be disclosed as of 1Q17.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Since sugarcane crops consist of various harvest cycles, changes in the assumptions regarding these factors may affect the recognized fair value of the biological assets.

The table below shows the results of the sugarcane harvest:

Year ended June 30, 2015	Crop 2014	Crop 2015	Crop 2016	Total
Net Revenues	38.876	14.049		52.925
Cost of Sales	(37.378)	(15.421)		(52.799)
Gain (loss) of agriculture products	5.146	3.183		8.329
Profit (Loss)	**6.645**	**1.811**	**-**	**8.455**
Tons harvested	**588.432**	**241.771**		**830.204**

Year ended June 30, 2016	Crop 2014	Crop 2015	Crop 2016	Total
Net Revenues		62.216	21.412	83.628
Cost of Sales		(51.839)	(23.765)	(75.605)
Gain (loss) of agriculture products		13.095	6.439	19.534
Profit (Loss)	**-**	**23.472**	**4.086**	**27.558**
Tons harvested		**791.185**	**283.998**	**1.075.183**

Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On June 30, 2016, the amount recognized corresponded to a reversal of R$659,000.

Production Costs

The table below gives a breakdown of direct production costs:

%	Soybaen	Corn	Sugarcane
Variable costs	**84%**	**77%**	**76%**
Seeds	17%	12%	0%
Fertilizers	21%	31%	8%
Defensive	21%	11%	3%
Agricultural Services	19%	16%	53%
Fuels and Lubricants	4%	3%	13%
Maintence of machines and instruments	0%	0%	0%
Others	2%	5%	0%
Fixed costs	**16%**	**23%**	**24%**
Labor	6%	6%	4%
Depreciations and amortization	1%	1%	17%
Leasing	6%	15%	0%
Others	2%	2%	2%

The following table shows the production cost per hectare:

Total Production Costs	2015/2016 (R$/ha)	2014/2015 (R$/ha)	Change
Soybean	2,055	1,835	12%
Corn	2,420	2,264	7%
Sugarcane	4,682	4,824	-3%

1-The total production cost excludes depreciation from the clearance of soybean and corn areas.

The increase in the total production cost per hectare of soybeans and corn is a result of the increase in the leasing cost of Partnership II Farm, caused by the high price of dollar.

Cost of Goods Sold

(R$ thousand)	4Q16	4Q15	Change	2016	2015	Variação
Cost of Goods Sold	(83,249)	(80,627)	3.25%	(155,140)	(165,976)	-6.53%
Soybean	(48,926)	(60,388)	-18.98%	(63,642)	(92,897)	-31.49%
Corn	(10,851)	(4,925)	120.31%	(23,504)	(19,819)	18.59%
Sugarcane	(21,135)	(13,940)	51.61%	(61,192)	(48,039)	27.38%
Leasing	(941)	(900)	4.50%	(3,750)	(3,693)	1.53%
Others	(1,396)	(473)	195.16%	(3,053)	(1,527)	99.95%

In FY16, the cost of goods sold (COGS) came to R$134.7 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In FY16, total soybean COGS decreased by 63.6% year-over-year, from R$99.2 million, from the sale of 113,200 tons at R$876.87 per ton, to R$36.2 million from the sale of 38,100 tons at R$948.46 per ton.

Total corn COGS increased by 22.7% in FY16 over the previous year, from R$13.5 million, from the sale of 47,200 tons at R$285.42 per ton, to R$16.5 million from the sale of 43,300 tons at R$381.98 per ton.

Total sugarcane COGS climbed by 43.2% over FY15, from R$52.8 million, from the sale of 830,000 tons at R$63.60 per ton, to R$75.6 million from the sale of 1.0 million tons at R$70.32 per ton.

Selling Expenses

(R$ thousand)	4Q16	4Q15	Change	2016	2015	Change
Selling expenses	**(1,552)**	**(8,324)**	**-81.4%**	**(2,732)**	**(9,006)**	**-69.7%**
Freight	(748)	(3,496)	-78.6%	(851)	(3,844)	-77.9%
Storage and Processing	(524)	(1,662)	-68.4%	(1,500)	(2,708)	-44.6%
Others	(280)	(3,166)	-91.2%	(381)	(2,454)	-84.5%

In FY16, selling expenses totaled R$2.7 million, a reduction of 69.7% over the previous year.

The variation in other selling expenses was mainly related to the reversal of the provision for onerous soybean sales contracts recorded in FY16, amounting to R$579,000.

The reduction of the costs of freight, storage and processing reflects the decrease in the amount of grain sold in the period.

General and Administrative Expenses

(R$ thousand)	4Q16	4Q15	Chnage	2016	2015	Change
General and administrative expenses	**(8,812)**	**(10,307)**	**-14.5%**	**(28,944)**	**(29,360)**	**-1.4%**
Depreciations and amortizations	(164)	(252)	-34.9%	(746)	(1,249)	-40.3%
Personnel expenses	(6,277)	(7,992)	-21.5%	(19,135)	(19,543)	-2.1%
Expenses with services provider	(657)	(1,006)	-34.7%	(2,975)	(4,077)	-27.0%
Leases and Rents	(230)	(182)	26.4%	(788)	(713)	10.5%
Others expenses	(1,484)	(875)	69.6%	(5,300)	(3,778)	40.3%

In 4Q16, general and administrative expenses fell by 14.5% over the same period in the previous year, from R$10.3 million to R$8.8 million.

The 27.0% reduction in expenses from services provided was mainly due to the renegotiation of service provision contracts.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others. The 40.3% increase in FY16 over FY15 was mainly due to ITR (rural property tax) and expenses with the leasing of servers, now located in the cloud, partially offset by reduced depreciation and amortization. In addition, in FY15 there was a reversal of R$0.5 million related to the termination of the leasing agreement for the Parceria I Farm, in Bahia.

Other Operating Income / Expenses

(R$ thousand)	4Q16	4Q15	Chnage	2016	2015	Chnage
Other operating income/expenses	**2,040**	**310**	**558.1%**	**2,812**	**(3,422)**	**n.a.**
Gain/Loss on sale of fixed assets	(11)	693	n.a.	33	(381)	n.a.
Intangible asset disposal – Cresca contract	-	(612)	-100.0%	-	(612)	-100.0%
Horizontina Farm	(500)	(1,240)	-59.7%	(500)	(1,240)	-59.7%
Provisions for lawsuits	3,753	477	686.8%	2,213	(111)	n.a.
Alto Taquari Farm	-	1,240	-100.0%	2,277	-	n.a.
Reversal of taxes	(1,164)	-	n.a.	(1,164)	-	n.a.
Others	(38)	(248)	-84.7%	(47)	(1,098)	-95.7%

In FY16, we recognized other operating income of R$2.8 million, mainly referring to the discount obtained in the balance payable of the Alto Taquari Farm, totaling R$2.3 million, and R$2.2 million.

In FY15, we recorded other operating expenses of R$3.4 million, mainly due to: (i) the rescission of the agricultural partnership contract in Bahia (terminated in June 2014); (ii) the partial write-off of intangible assets from the sale of 24,624 hectares related to the Cresca land exploration rights contract; and (iii) the provision for losses on compensatory corporate income tax credits related to calendar year 2009.

Financial Result

(R$ thousand)	4Q16	4Q15	Chnage	2016	2015	Chnage
Interest (i)	(823)	(1,881)	-56.2%	(2,696)	(8,035)	-66.4%
Monetary variations (ii)	(643)	(1,271)	n.a.	(3,164)	(4,190)	-24.5%
Foreign exchange variations on liabilities (iii)	(5,638)	(1,086)	n.a.	195	6,581	-97.0%
Unwind of present value adjustment (iv)	5,698	2,098	n.a.	9,850	18,296	-46.2%
Results with derivatives (v)	(22,751)	2,452	n.a.	5,969	12,401	-51.9%
Other financial income / expenses (vi)	4,746	2,559	85.5%	28,220	7,585	n.a
Total	**(19,411)**	**2,871**	**n.a.**	**38,374**	**32,638**	**17.6%**

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present value of Cremaq, Araucária and São Pedro Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index, and the reduction in the balance payable of the Alto Taquari Farm.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca's receivables. The annual variation was due to the smaller exchange variation in the period.

The reduction in the gain (loss) line was mainly due to the reduction in the balance receivable by farms denominated in bags of soybean.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In FY16, the result of derivative transactions was R$6.0 million, R$4.8 million from operations and R$1.2 million from unrealized operations.

Derivative Operations

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price scenario.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on July 29, 2016.

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu.)	Volume ('000)	% de hedge[3]	BRL/USD
15/16	24.407 ton	100.00%	9.41	U$ 8.229	95.67%	4.08
16/17	52.548 ton	55.32%	9.57	U$ 18.472	35.19%	3.29

1- Net production volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

Balance Sheet

Allocation of Net Income and Distribution of Dividends

The Board of Directors meeting of August 18, 2016 approved the Management Proposal to be submitted to the next Annual Shareholders' Meeting, to be held in October 2016.

Pursuant to the prevailing corporate legislation, and the Company's Bylaws, Management proposed the following distribution of net income for the fiscal year ended June 30, 2016:

R$ thousand	2016
Net income in fiscal year	10.572
(-) Appropriation of accumulated losses (5% of net income)	-
Profit for the period	**10.572**
(-) Appropriation of the legal reserve (5% of net income)	(529)
Adjusted Net Income	**10.043**
(-) Minimum compulsory dividends - 25% of adjusted net income	(2.510)
(-) Additional proposed dividends - 75% of adjusted net income	(7.533)
Proposed Dividends – 50% of adjusted net income	**(10.043)**
Dividends per share (R$)	**0,18**

Cash and Cash Equivalents

Cash and Cash equivalents	06/30/2016	06/30/2015	Change
Cash and cash equivalents	**54.204**	**75.620**	**-28,3%**
Cash and Banks	6.313	12.560	-49,7%
Repurchase agreements	40.417	26.302	53,7%
Bank deposit certificates	7.474	36.758	-79,7%
Markable securities	**113.559**	**273.258**	**-58,4%**
Non-exclusive investment funds quotas	-	69.300	-100,0%
Restricted financial investments	49.703	203.958	-75,6%
Bank deposit certificates	10.058	-	n.a.
Variable income transactions	21.670	-	n.a.
Treasury financial bills	32.128	-	n.a.
Restricted Markable Securities	**20.353**	**1.468**	**1286,4%**
Bank deposit certificates	8.087	-	n.a.
Banco do Nordeste	12.266	1.468	**n.a.**
Total	**188.116**	**350.346**	**-46,3%**

The Company ended the fiscal year with a cash position of R$188.1 million, a decrease of 46.3% compared to June 30, 2015. This reduction was mainly due to the payment of R$80.6 million in dividends, payments for the Alto Taquari Farm totaling R$27.4 million, the amortization of loans and financing amounting to R$90.7 million, tax payments totaling R$17.9 million, and R$39.7 million related to share buybacks.

Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2016 and June 30, 2015.

Loans and Financing (R$ thousand)	Expiration (Position in 06/30/2016)	Annual Interest Tax - %	06/30/2016	06/30/2015	Change
Short term					
Financiamento de Custeio Agrícola	jan-17	8,75 à 12,35	35,087	25,596	37.1%
Financiamento Projeto Bahia	jun-17	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	13,646	9,469	44.1%
Capital de Giro	set - 15	1.6905	-	9,898	-100.0%
Financiamento de Máquinas e Equipamentos	nov-16	TJLP + 6,50 à 8,70	114	943	-87.9%
Financiamento de cana-de-açúcar	fev-17	TJLP + 3,00 à 4,40	261	1,620	-83.9%
Arrendamento Financeiro Canavial - Parceria III	jul-17	692.00%	2,507	3,375	-25.7%
			51,615	50,900	1.4%
Long term					
Financiamento de cana-de-açúcar	fev-20	TJLP + 3,00 à 4,40	1,511	1,716	-11.9%
Financiamento de Máquinas e Equipamentos	nov-16	TJLP + 6,50 à 8,70	-	113	-100.0%
Financiamento Projeto Bahia	out-20	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	43,453	53,149	-18.2%
Arrendamento Financeiro Canavial - Parceria III	nov-18	692.00%	3,266	4,201	-22.3%
			48,230	59,179	-18.5%
Total			**99,845**	**110,079**	**-9.3%**

The bulk of the Company's debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly.

On June 30, 2015 and June 30, 2016, the balance of loans and financing was R$110.0 million and R$99.8 million, respectively. The reduction was due to amortizations totaling R$90.7 million.

In FY16, R$4.3 million in new financing from government development agencies was disbursed and crop funding of R$33.6 million for the Jatobá and Chaparral Farms was renewed.

On September 17, 2015, the title deed of the Alto Taquari Farm was executed, triggering full payment of the property on the same date. On June 30, 2016, the balance of accounts payable on acquisitions was R$22.3 million and refers to the amount payable for the acquisition of the Nova Buriti Farm, which is monthly adjusted by the IGPM general market price index.

Acquisitions payable (R$ thousand)	06/30/2016	06/30/2015	Change
Alto Taquari Farm	-	29,023	-100.0%
Nova Buriti Farm	22,261	19,817	12.3%
Total	**22,261**	**48,840**	**-54.4%**

Properties for Investment

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	202,447	13,084	61,745	11,071	288,347
In June 30, 2015					
Acquisitions	2,243	30	359	8,113	10,745
Reductions	-	-	-	(12)	(12)
(-) Depreciation/ Amortization	-	(724)	(10,489)	-	(11,213)
In June 30, 2016	**204,690**	**12,390**	**51,615**	**19,172**	**287,867**

In FY16, we recorded R$2.0 million in property values related to expenses and tax payments with the transfer of the title deed of the Alto Taquari Farm and expenses with environmental licenses and R$8.1 million in ongoing construction work, which refers to the clearance of areas and the expansion of the Bahia silo's storage capacity.

Cresca will be booked as a joint venture and therefore recognized as an investment and its result as equity income.

The fair value of the properties stood at R$926.2 million on June 30, 2016, this amount does not include the Cresca.

Net Asset Value

NAV Calculation	Jun-16	
	Book	NAV
(A) Brazil Equity	580.630	580.630
(B) Cresca Equity	102.955	102.955
(A+B) Brasilagro's Equity	**683.585**	**683.585**
(A) Brazil Equity		580.630
(+) Brazil's Land Value		926.221
(-) Balance Sheet - Net Agri Openning Capex		-59.709
(-) Balance Sheet - Land Value		-204.690
(B) Cresca Equity		102.955
(+) Cresca's Land Value		154.849
(-) Balance Sheet - Land Value		-130.227
NAV	**683.585**	**1.370.029**
Shares	58.227	58.227
NAV per share	**11,74**	**23,53**

CAPEX – Area Clearance

The table below shows the breakdown of investments in our properties:

R$(thousand)	4Q16	4Q15	Chnage	2016	2015	Chnage
Maintenance	(14)	35	n.a.	1,101	2,724	-59.6%
Opening	2,779	838	231.5%	4,268	15,033	-71.6%
Total	**2,765**	**873**	**216.8%**	**5,370**	**17,757**	**-69.8%**

Given the high volatility of producing in new areas, together with the reduction in the operating margin, we reduced the pace of area clearance, shown by the decline in CAPEX from R$17.8 million in FY15 to R$5.3 million in FY16.

Depreciation – Area Clearance

The table below gives a breakdown of the depreciation of cleared area:

(R$ thousand)	4Q16	4Q15	Chnage	2016	2015	Chnage
Maintenance	(454)	(549)	-17.3%	(1,958)	(2,183)	-10.3%
Opening	(2,137)	(2,576)	-17.0%	(8,531)	(10,412)	-18.1%
Total	**(2,592)**	**(3,125)**	**-17.1%**	**(10,489)**	**(12,595)**	**-16.7%**

Cresca S.A. - Paraguay

Financial Performance

Selling expenses	(3,022)	(2,559)	18.1%
General and administrative expenses	(3,023)	(3,102)	-2.5%
Other operating income/expenses	(21)	(7)	n.a.
Depreciations and amortizations	1,104	871	26.7%
EBITDA	6,901	6,847	0,79%

Balance Sheet (R$ thousand)	July 30 Cresca	Write - Off	BrasilAgro
Assets			
Current assets			
Cash and Cash equivalents	4.957	-	4.957
Trade accounts receivable	19.930	-	19.930
Inventories	3.468	-	3.468
Biological assets	6.240	-	6.240
Recoverable taxes	[illegible]	[illegible]	[illegible]
Derivative financial instruments	[illegible]	219	219
Other assets	4.189	-	4.189
	38.784	219	39.003
Non-current assets			
Trade accounts receivable	[illegible]	[illegible]	[illegible]
Investment properties	173.486	86.969	260.455
Property, plant and euipments	1.125	-	1.125
Intangible assets	[illegible]	[illegible]	[illegible]
	174.611	86.969	261.580
Total assets	213.395	87.188	300.583
Liabilities and Equity			
Current liabilities			
Trade accounts payable	2.112	-	2.112
Loans and financing	20	-	20
Labor obligations	392	-	392
Transactions with related parties	85.482	-	85.482
Onerous contract	-	-	-
Advances from customers	-	-	-
	88.006	-	88.006
Non-current liabilities			
Taxes payable	-	6.189	6.189
Transactions with related parties	-	477	477
Provision for legal claims	-	-	-
	88.006	6.666	6.666
Total equity	125.388	80.521	205.909
Total liabilities and equity	301.400	87.187	300.581
BrasilAgro Interest			50%
BrasilAgro Investment			102.955

Income Statement (R$ thousand)	6/30/2016	6/30/2015	Change
Revenues from farm sale	31	30.711	-99,9%
Revenues from grains	26.291	15.271	72,2%
Revenues from cattle sale	6.084	1.652	268,3%
Sale of inputs	129	91	42,1%
Net Sales Revenue	32.535	47.725	-31,8%
Change in fair value of biological assets and agricultural products	30.900	(858)	n.a.
Change in fair value of biological assets and cattle products	568	133	326,8%
Net Revenue	64.003	47.001	36,2%
Cost of agricultural produced sale	(34.661)	(1.622)	n.a.
Cost of production of grains	(17.372)	(13.269)	30,9%
Cost of farm sale	(11)	(20.468)	-99,9%
Others	(90)	-	n.a.
Gross Profit (loss)	11.863	11.644	1,9%
Selling expenses	(3.022)	(2.559)	18,1%
General and administrative expenses	(3.023)	(3.102)	-2,6%
Depreciations and amortizations	(10)	(69)	-85,7%
Personnel expenses	(1.322)	(1.301)	1,6%
Expenses with services provider1	(1.555)	(1.302)	19,4%
Leases and Rents	(99)	(74)	34,4%
Others expenses	(37)	(357)	-89,7%
Other operating income/expenses, net	(21)	(7)	194,9%
Financial result	(7.727)	(7.385)	4,6%
Financial income	157	3.465	-95,5%
Financial expenses	(7.884)	(10.849)	-27,3%
Profit (loss) before income and social contribution taxes	(1.929)	(1.409)	36,9%
Income and social contribution taxes	-	(1.081)	-100,0%
Profit (loss) for the period	(1.929)	(2.490)	-22,6%
BrasilAgro Interest	50%	50%	0,0%
BrasilAgro results	(964)	(1.245)	-22,6%
Write-off of Company's fair value due to disposal of farm in Cresca	-	(3.426)	-100,0%
Amortization of fair value adjustment on the acquisition date (shareholder's loans)	453	316	43,3%
BrasilAgro results - Equity pick up	(511)	(4.355)	-88,3%

The Company records as an investment its 50% interest in Cresca S.A. totaling R$103.0 million.

Capital Market

Share Performance

On August 18, 2016, BrasilAgro's shares (AGRO3) were quoted at R$11.99, giving a market cap of R$698.1 million, while its ADRs (LND) were quoted at US$3.92.

In 4Q16, BrasilAgro's shares appreciated by 5.56%, while the Ibovespa moved up by 1.91%.

AGRO3 x Ibovespa
(base 100 = 02/11/2014)


190
170
150
130
110
90
70
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
AGRO3
Ibovespa

Also in 4Q16, daily traded volume in BrasilAgro's shares totaled R$56.2 million from 11,529 trades, while average daily traded volume was R$890,000.

Highlights - AGRO3	4Q16	4Q15
Average Daily Trade Volume	889.874	287.195
Maximun (R$ per share)	12,27	10,43
Mininum (R$ per share)	11,16	9,29
Average (R$ per share)	11,69	9,76
Closing Quote	11,95	10,18
Variation in the period (%)	5,56%	25,28%

Share Buyback Program

On June 26, 2015, BrasilAgro approved its second share buyback program to take place over one year, involving the repurchase of up to 3,491,550 shares, equivalent to 10% of outstanding shares on that date.

The program was wound up on June 24, 2016 and on July 30, 2016, we had 3,344,211 shares in treasury.

Sustainability



Sustainability

In the pursuit of an increasingly integrated and sustainable model, BrasilAgro, in association with the Bahia Institute for the Environment and Water Resources (INEMA) and the Vitória da Conquista Wildlife Screening Center (CETAS), ceded its conservation areas (legal and permanent preservation reserves) in the Chaparral Farm (BA) for the release of animals rescued by CETAS. So far, one giant anteater and one collared peccary have been released.



Another important partner held by the company is the Jaguar Institute (IOP), which monitors the presence of jaguars on the Araucária Farm (GO), assessing the impact of sugarcane activities on the animal and contributing to the conservation of the species.

BrasilAgro also undertakes an annual joint initiative with the Chico Mendes Biodiversity Conservation Institute (ICMBio), helping Emas National Park, an important conservation unit in the state of Goiás, in the construction and maintenance of firebreaks, as well as supporting courses and training programs in the prevention of forest fires.

Definitions

4Q15 – quarter ended June 30, 2015.

2015 – year ended June 30, 2015.

2014/2015 Harvest year – fiscal year begun on July 1, 2014 and ended June 30, 2015.

4Q16 – quarter ended June 30, 2016.

2016 – year ended June 30, 2016.

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ended June 30, 2016.



Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Income Statement

(R$ thousand)	4Q16	4Q15	Change	2016	2015	Change
Revenues from farm sale	-	266.000	-100,0%	-	266.550	-100,0%
Revenues from sugarcane	22.462	14.240	57,7%	85.916	54.396	57,9%
Revenues from leasing	404	1.258	-67,9%	2.260	3.204	-29,5%
Revenues from grains	30.787	67.842	-54,6%	62.878	121.791	-48,4%
Other revenues	1.150	738	55,8%	4.347	4.217	3,1%
Deductions from gross revenue	(2.642)	(3.134)	-15,7%	(8.273)	(9.414)	-12,1%
Net Sales Revenue	**52.161**	**346.944**	**-85,0%**	**147.128**	**440.744**	**-66,6%**
Change in fair value of biological assets and agricultural products	(3.843)	(11.754)	-67,3%	(8.718)	9.788	n.a.
Impairment	66	(1.259)	n.a.	659	(3.038)	n.a.
Net Revenue	**48.384**	**333.931**	**-100,0%**	**139.069**	**447.494**	**-68,9%**
Cost of farm sale	-	(72.820)	-100,0%	-	(72.929)	-100,0%
Cost of agricultural products sale	(53.549)	(79.603)	-32,7%	(134.714)	(170.489)	-21,0%
Gross Profit	**(5.165)**	**181.508**	n.a.	**4.355**	**204.076**	**-97,9%**
Selling expenses	**(1.552)**	**(8.324)**	**-81,4%**	**(2.732)**	**(9.006)**	**-69,7%**
General and administrative expenses	**(8.812)**	**(10.307)**	**-14,5%**	**(28.944)**	**(29.360)**	**-1,4%**
Depreciations and amortizations	(164)	(252)	**-34,9%**	(746)	(1.249)	**-40,3%**
Personnel expenses	(6.277)	(7.992)	**-21,5%**	(19.135)	(19.543)	**-2,1%**
Expenses with services provider	(657)	(1.006)	**-34,7%**	(2.975)	(4.077)	**-27,0%**
Leases and Rents	(230)	(182)	**26,4%**	(788)	(713)	**10,5%**
Others expenses	(1.484)	(875)	**69,6%**	(5.300)	(3.778)	**40,3%**
Other operating income/expenses, net	**2.040**	**310**	**558,1%**	**2.812**	**(3.422)**	**n.a.**
Equity pick up	**4.036**	**117**	**n.a.**	**(511)**	**(4.355)**	**-88,3%**
Financial result	**(19.411)**	**2.871**	**n.a.**	**38.374**	**32.638**	**17,6%**
Financial income	**44.024**	**31.361**	**40,4%**	**192.644**	**122.552**	**57,2%**
Interest on Financial Investments	6.383	2.819	126,4%	39.509	9.325	n.a.
Interest on assets	1.494	1.029	45,2%	5.506	4.637	18,7%
Foreign exchange variations on liabilities	(4.070)	259	n.a.	8.933	14.720	-39,3%
Unwind of present value adjustment	8.194	5.553	47,6%	22.499	41.530	-45,8%
Realized results with derivatives	20.032	13.648	46,8%	77.448	24.204	n.a.
Unrealized results with derivatives	11.991	8.053	48,9%	38.749	28.136	37,7%
Financial expenses	**(63.435)**	**(28.490)**	**122,7%**	**(154.270)**	**(89.914)**	**71,6%**
Bank charges	(1.637)	(260)	**n.a.**	(11.289)	(1.740)	**548,8%**
Interest on liabilities	(2.317)	(2.910)	**-20,4%**	(8.202)	(12.672)	**-35,3%**
Monetary variations	(643)	(1.271)	**n.a.**	(3.164)	(4.190)	**-24,5%**
Foreign exchange variations on liabilities	(1.568)	(1.345)	**16,6%**	(8.738)	(8.139)	**7,4%**
Unwind of present value adjustment	(2.496)	(3.455)	**-27,8%**	(12.649)	(23.234)	**-45,6%**
Realized results with derivatives	(33.392)	(704)	**n.a.**	(72.675)	(6.468)	**n.a.**
Unrealized results with derivatives	(21.382)	(18.545)	**15,3%**	(37.553)	(33.471)	**12,2%**
Profit (loss) before income and social contribution taxes	**(28.864)**	**166.175**	**n.a.**	**13.354**	**190.571**	**-93,0%**
Income and social contribution taxes	11.593	(4.247)	**n.a.**	**(2.782)**	**(9.761)**	**-71,5%**
Profit (loss) for the period	**(17.271)**	**161.928**	**n.a.**	**10.572**	**180.810**	**-94,2%**
Outstanding shares at the end of the period	**58.226.600**	**58.226.600**		**58.226.600**	**58.226.600**	
Basic earnings (loss) per share - R$	**(0,30)**	**2,78**	**n.a.**	**0,18**	**3,11**	**-94,2%**

Balance Sheet - Assets

Assets (R$ thousand)	06/30/2016	06/30/2015	Change
Current assets			
Cash and Cash equivalents	54,204	75,620	-28.3%
Markable securities	113,559	273,258	-58.4%
Trade accounts receivable	18,528	46,028	-59.7%
Inventories	22,413	32,225	-30.4%
Biologial assets	-	1,624	-100.0%
Recoverable taxes	7,470	5,412	38.0%
Derivative financial instruments	24,497	13,498	81.5%
Transactions with related parties	1,065	856	24.4%
Other assets	858	316	171.5%
	242,594	**448,837**	**-46.0%**
Non-current assets			
Biological assets	44,530	29,245	52.3%
Markable securities	20,353	1,468	1286.4%
Recoverable taxes	21,709	24,602	-11.8%
Diferred taxes	56,353	43,137	30.6%
Derivative financial instruments	-	408	-100.0%
Trade accounts receivable	14,411	22,802	-36.8%
Investment properties	287,867	288,347	-0.2%
Transactions with related parties	44,363	39,060	13.6%
Other assets	6,377	5,811	9.7%
Investments in unquoted equity instruments	102,955	99,729	3.2%
Property, plant and euipment	8,567	10,602	-19.2%
Intagible assets	3,450	3,792	-9.0%
	610,935	**569,003**	**7.4%**
Total assets	**853,529**	**1,017,840**	**-16.1%**

Balance Sheet - Liabilities

Liabilities (R$ thousand)	06/30/2016	06/30/2015	Change
Current liabilities			
Trade accounts payable	12,073	5,545	117.7%
Loans and financing	51,615	50,900	1.4%
Labor obligations	8,856	11,215	-21.0%
Taxes payable	6,277	23,377	-73.1%
Dividends payable	2,532	40,358	-93.7%
Derivative financial instruments	2,165	5,655	-61.7%
Accounts payable for acquisitions	22,261	48,840	-54.4%
Transactions with related parties	536	480	11.7%
Advances from customers	278	8,147	-96.6%
Other liabilities	5,442	4,504	20.8%
	112,035	**199,021**	**-43.7%**
Non-current liabilities			
Loans and financing	48,230	59,179	-18.5%
Taxes payable	970	1,508	-35.7%
Derivative financial instruments	4,392	1,670	163.0%
Provision for legal claims	1,455	3,684	-60.5%
Other liabilities	432	672	-35.7%
	55,479	**66,713**	**-16.8%**
Total liabilities	**167,514**	**265,734**	**-37.0%**
Equity			
Capital	584,224	584,224	0.0%
Capital reserves	1,771	2,349	-24.6%
Treasury shares	(37,203)	(224)	n.a.
Profits reserves	89,685	89,156	0.6%
Proposed additional dividends	7,533	40,333	-81.3%
Equity variation adjustment	40,005	36,268	10.3%
Total equity	**686,015**	**752,106**	**-8.8%**
Total liabilities and equity	**853,529**	**1,017,840**	**-16.1%**

Cash Flow

(R$ thousand)	06/30/2016	06/30/2015	Change
Profit (loss) for the period	10,572	180,810	-94.2%
Adjustments to reconcile net income			
Depreciation and amortization	21,957	22,222	-1.2%
Farm sale gain	-	(193,464)	-100.0%
Granting of stock options	-	82	-100.0%
Residual value of fixed assets	208	2,409	-91.4%
Write - off of capitalized cost in investment properties	12	(1,405)	n.a.
Equity Pickup	511	4,355	-88.3%
Gain (loss) unrealized results with derivatives	(1,196)	5,335	n.a.
Exchange rate, monetary and financial charges unrealized	(23,960)	(3,615)	562.8%
(Gain) on remeasurement of receivables from sale of farms, machinery and financial leasings	(9,850)	(18,296)	-46.2%
Income and social contribution taxes	(13,216)	417	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	8,718	(9,768)	n.a.
Provision (Reversal) of impairment of agricultural products after harvest	(659)	3,038	n.a.
Allowance for doubtful accounts	2,686	(2,731)	n.a.
Onerous contracts	-	(579)	-100.0%
Provisions for lawsuits	(2,229)	111	n.a.
Investment losses	-	53	-100.0%
Discount on payment of Alto Taquari farm	(2,277)		
	(8,723)	**(11,046)**	**-21.0%**
Change in operating working capital			
Trade accounts receivable	43,895	12,296	257.0%
Inventories	11,156	6,756	65.1%
Biological Assets	(30,535)	5,627	n.a.
Recoverable Taxes	(964)	4,570	n.a.
Derivative Transactions	(9,686)	5,893	n.a.
Other assets	(882)	(482)	83.0%
Suppliers	6,543	(4,516)	n.a.
Related parties	(1,127)	(36,767)	-96.9%
Taxes payable	(10,216)	(11,317)	-9.7%
Paid income tax and social contribution	(7,422)	18,512	n.a.
Labor obligations	(2,359)	2,485	n.a.
Advance from customers	(7,219)	(2,891)	149.7%
Other obligations	(240)	(295)	-18.6%
Net Cash applied in operating activities	**(17,779)**	**(11,175)**	**59.1%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(1,104)	(1,800)	-38.7%
Additions to property for investments	(10,745)	(30,629)	-64.9%
Redemption of (investment in) marketable securities	172,960	(27,482)	n.a.
Increase in investments and participations	-	(25,903)	-100.0%
Amount received from the sale of farm	-	105,766	-100.0%
Net cash (invested in) operating activities	**161,111**	**19,952**	**707.5%**
CASH FLOW OF FINANCING ACTIVITIES			
Payment of farm purchase	(27,394)	-	n.a.
Loans and financing	71,566	97,407	-26.5%
Interest from Loans and Financing	(8,337)	(15,682)	-46.8%
Payment of loans and financing	(82,357)	(101,403)	-18.8%
Treasury shares	(39,653)	(224)	17602.2%
Receivables from exercise of stock options	2,096	-	n.a.
Dividends paid	(80,669)	-	n.a.
Applied net cash by financing activities	**(164,748)**	**(19,902)**	**727.8%**
Increase (decrease) in cash and cash equivalents	**(21,416)**	**(11,125)**	**92.5%**
Cash and cash equivalents at the beginning of the year	75,620	86,745	-12.8%
Cash and cash equivalents at the end of the year	54,204	75,620	-28.3%
	(21,416)	**(11,125)**	**92.5%**

Weights and Measures used in Agriculture

Pesos e medidas usados na agricultura		
1 tonelada	1.000 kg	
1 kg	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	
Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	
Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	
Algodão		
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg	
Cana-de-açucar		
ATR - Açucar Total Recuperável		